P.E. 6/30/01
0-28508

02012223

JAN 29 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2001

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

INDEX

FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.

Item. 1

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Six months ended June 30,	
	2000	2001
Revenue :		
License and research revenue	$ 3,189	$ 4,224
Product sales and services	1,327	1,139
Other revenue	711	538
Total revenue	5,227	5,901
Costs and expenses :		
Cost of goods and services sold	(1,402)	(1,236)
Research and development	(5,106)	(5,287)
Selling, general and administrative	(1,492)	(1,688)
Stock compensation expense	(11)	(13)
Total costs and expenses	(8,011)	(8,224)
Loss from operations	(2,784)	(2,323)
Interest income (expense), net	143	138
Foreign exchange gain (loss)	10	56
Loss from operations before income taxes and the cumulative effect of a change in accounting principle	(2,631)	(2,129)
Income tax benefit	-	-
Net loss from operations before cumulative effect of a change in accounting principle	(2,631)	(2,129)
Cumulative effect on prior years (to December 31, 1999) of changing method of revenue recognition. (Note 1.2)	(4,577)	-
Net loss	$ (7,208)	$ (2,129)
Loss per share before cumulative effect of a change in accounting principle	$(0.18)	$(0.13)
Cumulative effect per share on prior years (to December 31, 1999) of changing method of revenue recognition	$(0.31)	-
Net loss per ordinary share	$ (0.49)	$ (0.13)
Weighted average number of ordinary shares outstanding	14,464	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30, 2000	2001
Revenue :		
License and research revenue	$ 1,603	$ 1,834
Product sales and services	903	389
Other revenue	336	210
Total revenue	2,842	2,433
Costs and expenses :		
Cost of goods and services sold	(788)	(499)
Research and development	(2,466)	(2,621)
Selling, general and administrative	(708)	(767)
Stock compensation expense	(3)	(7)
Total costs and expenses	(3,965)	(3,894)
Loss from operations	(1,123)	(1,461)
Interest income (expense), net	127	68
Foreign exchange gain (loss)	6	33
Net loss	$ (990)	$ (1,360)
Net loss per ordinary share	$ (0.06)	$ (0.08)
Weighted average number of ordinary shares outstanding	15,981	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands of dollars except share data)

ASSETS

	December 31, 2000 (Note)	June 30, 2001 (Unaudited)
Current assets :		
Cash and cash equivalents	$ 10,137	$ 7,274
Accounts receivable	2,641	2,238
Inventory	860	599
Prepaid expenses and other current assets	423	428
Total current assets	14,061	10,539
Property and equipment, net	2,922	2,714
Other assets :		
Research and development tax credit receivable	3,339	1,573
Other long-term assets	38	43
Total other assets	3,377	1,616
Total assets	$ 20,360	$ 14,869

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2000 (Note)	June 30, 2001 (Unaudited)
Current liabilities :		
Current portion of long-term debt	$ 284	$ 194
Current portion of capital lease obligations	359	319
Accounts payable	1,540	1,370
Current portion of deferred revenue	1,563	1,424
Accrued expenses	1,827	1,116
Other current liabilities	540	367
Total current liabilities	6,113	4,790
Long-term debt, less current portion	1,266	1,165
Other long-term liabilities	314	312
Deferred revenue, less current portion	1,474	631
Capital lease obligation, less current portion	311	131
Total long-term liabilities	3,365	2,239
Shareholders' equity :		
Ordinary shares	2,366	2,366
Additional paid-in capital	71,177	71,177
Accumulated deficit	(56,512)	(58,641)
Deferred compensation	(55)	(42)
Cumulative other comprehensive loss	(6,094)	(7,020)
Total shareholders' equity	10,882	7,840
Total liabilities and shareholders' equity	$ 20,360	$ 14,869

Note : The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date.

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Six months ended June 30, 2000	Six months ended June 30, 2001
Cash flows from operating activities :		
Net loss	$ (7,208)	$ (2,129)
Adjustments to reconcile net loss to net cash provided by operating activities :		
Depreciation and amortization	523	556
Stock compensation expense	11	13
Increase (decrease) in cash from :		
Accounts receivable	(1,311)	178
Inventory	(279)	195
Prepaid expenses and other current assets	(29)	(44)
Deferred revenue	3,860	(753)
Accounts payable	99	(35)
Accrued expenses	50	(713)
Research and development tax credit receivable	(15)	1,554
Other	(24)	20
Net cash used by operating activities	(4,323)	(1,158)
Cash flows from investing activities :		
Purchases of property and equipment	(366)	(614)
Disposal of short-term investments	-	-
Net cash provided (used) for investing activities	(366)	(614)
Cash flows from financing activities :		
Cash proceeds from sale of ordinary shares	12,316	-
Cash proceeds from new loans	-	-
Principal payments on loans and capital lease obligations	(149)	(227)
Net cash provided (used) by financing activities	12,167	(227)
Effect of exchange rate changes on cash and cash equivalents	(271)	(864)
Net increase (decrease) in cash and cash equivalents	7,207	(2,863)
Cash and cash equivalents, beginning of period	5,210	10,137
Cash and cash equivalents, end of period	$ 12,417	$ 7,274

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Deferred	Cumulative Translation	Shareholders'
	Shares	Amount	Capital	Deficit	Compensation	Adjustment	Equity
Balance January 1, 2001	16,197,590	$ 2,366	$ 71,177	$ (56,512)	$ (55)	$ (6,094)	$ 10,882
Amortization of deferred compensation.......................	-	-	-	-	13	-	13
Net loss.............................	-	-	-	(2,129)	-	-	(2,129)
Other comprehensive income............................							
Translation adjustment...........	-	-	-	-	-	$ (926)	(926)
Comprehensive income							(3,055)
Balance June 30, 2001	16,197,590	$ 2,366	$ 71,177	$ (58,641)	$ (42)	$ (7,020)	$ 7,840

See notes to unaudited condensed consolidated financial statements

Flamel Technologies S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Flamel Technologies S.A. (the "Company"), all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

The reporting currency of the Company is the U.S. dollar. The financial statements of the Company, whose functional currency is the French franc, have been translated into U.S. dollar equivalents using the period-end rate for asset and liability accounts, the weighted average rate for income and expense accounts, and historical rates for shareholders' equity accounts. Corresponding translation gains or losses are recorded in shareholders'equity.

Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

1.1 Change in accounting principle

The Company has historically recognized non-refundable technology access fees received per its collaboration agreements as revenue when received, when technology transferred and when all contractual obligations of the Company relating to the fees were fulfilled. In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Among other things, SAB No. 101 describes the SEC staff's position on the recognition of certain non-refundable up-front fees received in connection with research collaborations. The Company has evaluated the applicability of SAB No. 101 in conjunction with its existing collaborative agreements and has concluded that the approach described in SAB No. 101 is more appropriate. Therefore, effective January 1, 2000, it has changed its method of accounting for the receipt of such fees to recognize revenue over the term of the related agreements and has recorded the cumulative effect of a change in accounting principle of ($4,577,000) in the results for the year ended December 31, 2000. For the year ended December 31, 2000 and for the six months ended June 30, 2001 the Company has recorded, respectively, $1,565,000 and $734,000 as license and research revenue.

2. REVENUES

2. 1 LICENSE RESEARCH AND CONSULTING AGREEMENTS

In June 1998, the Company obtained a subsidy from the French Ministry of Research and Technology for a research and development project related to the development of an oral insulin. The Company will be paid 50% of total expenses incurred on this project. Total expenses for the project are estimated to be $2,192,000, (FF8,484,811), over a period of three years. In conformity with the contract, invoices to the French Ministry of $133,000 have been recorded at June 30, 2001 .

In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company received research and development payment of $480,000 for the first six months of 2001.

In accordance with the development and license agreement signed with Novo-Nordisk in December 1999, the Company received research and development payment of $1,584,000 for the first six months of 2001.

The Company received research and development payments on five feasibility studies with undisclosed partners for an amount of $1,272,000 for the first six months of 2001.

2.2 PRODUCT SALES

During the first six months of 2001, the Company realized sales of its photochromic product to Corning for a total of $651,000 and realized sales of Cimetidine formulations to SmithKline for a total of $211,000.

2.3 OTHER REVENUES

In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $518,000 corresponding to the royalties for the six months period ended June 30, 2001.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues for the quarter ended June 30, 2001 totaled $2.4 million, compared to $2.8 million for the quarter ended June 30, 2000. Revenues from product sales and services were $0.4 million in the second quarter of 2001, compared to $0.9 million in the first quarter of 2000. Those revenues for each of those quarters included sales of photochromic lens material to Corning and sales of cimetidine formulations manufactured for SmithKline. License and research revenues for the second quarter of 2001 were $1.8 million and included $1.1 million from Novo Nordisk related to the Company's efforts in developing a long-acting insulin, $0.2 million from Corning related to the ongoing collaboration between the two companies, $0.4 million from development payments on undisclosed feasibility studies and $0.1 million from the French government related to a research grant for oral insulin. License and research revenues for the second quarter of 2000 included similar payments of $0.8 million from Novo Nordisk, $0.2 million from Corning, and $0.1 million from the French government grant. Royalties and other revenues for the second quarter of 2001 included $0.2 million in royalties related to Corning's new photochromic plastic lens product that incorporates technology developed by the Company.

Total revenue for the six months ended June 30, 2001 was $5.9 million, compared to $5.2 for the first six months of 2000. Research and development revenues from Novo and sales and royalty revenues from Corning were the major part of those revenues.

Operating costs and expenses for the quarter ended June 30, 2001 were $3.9 million, compared to $4.0 million in the quarter ended June, 2000. The costs of goods and services of $0.5 million reflected approximately 25% of the overhead costs of Pessac plant and all costs of Vénissieux pilot plant facility. The remaining 75% of Pessac overhead costs was reflected as development costs. Total research and development costs for the second quarter of 2001 were $2.6 million, compared to $2.5 million for the second quarter of 2000. Selling, general and administrative costs were $0.8 million for the second quarter of 2001, compared to $0.7 million for the same period of 2000. Stock compensation expense was $7,000 in the second quarter of 2001, compared to $3,000 in the second quarter of 2000.

Total costs and expenses for the six-month period ended June 30, 2001 were $8.2 million compared to $8.0 million in the same period of 2000. Costs of goods sold in the first six months of 2001 were $1.2 million, compared to $1.4 million in the comparable 2000 period, reflecting the lower volumes of sales. Research and development costs in the first six months of 2001 totaled $5.3 million, compared to $5.1 million in the same period last year. Selling, general and administrative costs totaled $1.7 million compared to $1.5 million last year and reflect the costs linked to the growth of the management team. Stock compensation expense for the first six months of 2001 was $13,000 compared to $11,000 recognized in the first six months of last year.

Overall, the Company had a loss from operations of $1.4 million for the quarter ended June 30, 2001, compared to a loss of $1.0 million for the quarter ended June 30, 2000. The loss per share for the second quarter of 2001 was $0.08 per share, compared to $0.06 per share reported for the second quarter of 2000. For the 2001 year-to-date period, the Company recognized a loss from operations of $2.1 million, compared to $2.6 million in the same period of 2000. The loss per share for the first six-months of 2001, before the cumulative effect of a change in accounting principle, was $0.13 per share, compared to $0.18 per share reported for the first six months of 2000.The net loss for the first six months of 2001 amounted to $2.1 million and $0.13 per share, compared to a net loss for the first six months of 2000 of $7.2 million and $0.49 per share, after giving effect to a change in accounting principle described below.

As a result of fluctuations in the amount of quarterly revenues, interim results are not necessarily indicative of the operating results for the full year

Change in accounting principle

The Company has historically recognized non-refundable technology access fees received per its collaboration agreements as revenue when received, when technology transferred and when all contractual obligations of the Company relating to the fees were fulfilled. In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Among other things, SAB No. 101 describes the SEC Staff's position on the recognition of certain nonrefundable upfront fees received in connection with research collaborations. The Company has evaluated the applicability of SAB No. 101 in conjunction with its existing collaborative agreements and has concluded that the approach described in SAB No. 101 is more appropriate. Therefore, effective January 1, 2000, it has changed its method of accounting for the receipt of such fees to recognize revenue over the term of the related agreement and has recorded the net cumulative effect of a change in accounting principle of ($4,304,000) in the results for the quarter ended March 31, 2000.

Liquidity and Capital Resources

On June 30, 2001, the Company had $7.3 million in cash and cash equivalents.

Net cash used by operating activities in the six-month period ended June 30, 20001 was $1.2 million, compared to $4.3 million used by operating activities in the six months ended June 30, 2000. During the first six months of 2001, the $2.1 million loss from operations plus the decreases in accrued expenses and deferred revenues that consumed $1.5 million in cash, were largely offset by the depreciation expense of $0.5 million and the payment received on R&D tax credit of $1.5 million. Exchange rate fluctuations and investments in property and equipment also affected the Company's reported cash and cash equivalents. During the first six months of 2000, the $2.6 million loss from operations (before the adjustment for the change in accounting principle) plus the increases in accounts receivable and materials inventory that consumed $1.6 million in cash, were partially offset by the depreciation expense of $0.5 million.

Cash used for capital investments during the period was $0.6 million compared to $0.4 million during the first six months of 2000

Cash consumed by financing activities of $0.2 million for the first six months of 2001 corresponds to reimbursements on Company current loans or leases. Cash provided by financing activities of $12.1 million for the first six months of 2000 was mainly relative to the private placement of April 2000. On April 6, 2000, the Company completed a $12.3 million financing transaction that was approved by its shareholders at an extraordinary meeting of shareholders held on March 23, 2000. As part of this financing, 3,212,500 ordinary shares, together with warrants covering an aggregate total of 3,726,500 ordinary shares were issued.

Management believes that its cash, cash equivalents and committed future contract revenues will be adequate to fund operating losses and satisfy its capital requirements through the year 2001.

The Company's operations have historically consumed substantial amounts of cash and are expected to do so, at least for the next two years.

The Company does not maintain any credit lines with financial institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: January 28, 2002

By: /s/ Stephen H. Willard
Name: Stephen Willard
Title: Executive Vice President, Chief Financial Officer and General Counsel